December 2, 2009

Alexey Kotov
Secretary of the
Board of Directors of
Caspian Services Inc.

Dear Mr. Kotov:

This is to notify you of my resignation from the Board of Directors of Caspian Services Inc. effective as of December 9, 2009.

Sincerely,

Paul Rapello